SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that the Extraordinary General Meeting of Amazonas Distribuidora de Energia S.A. (Amazonas Energia), held on April 4, 2013, approved the creation of a wholly owned subsidiary of Amazonas Energia as a first step of the deverticalization of the Company, as required by Law 9.074/1995, in order to segregate its generation, transmission assets from its distribution assets, as well as their operation.

Amazonas Energia, wholly owned subsidiary of Eletrobras, is a concessionaire of generation, transmission and distribution of electricity which currently operates in the Isolated System of Northern Brazil and it is therefore expressly excluded from legal prohibition that does not allow concessionaires, permissioners and authorized operators of public service of distribution operating in the National Interconnected System ("SIN") perform activities of generation or transmission of energy as well as to be affiliated or controlled by concessionaires or authorized operators that develop activities of generation of energy in the SIN .

However, in view of the forecast of interconnection of the Isolated System of the North Region with the SIN, when Amazonas Energia will be submitted to the legal prohibition mentioned above, it will be obliged to adapt to the law applicable to the electricity sector, within 18 months from the date of interconnection, it was considered prudent that the unbundling process of Amazonas Energia be conducted and completed prior to its interconnection to SIN, thus anticipating,  the above mentioned legal requirements.

The implementation of the unbundling transaction will be conditional on obtaining all permits required by law, in particular, from DEST, and the National Electric Energy Agency - ANEEL.

Considering that the aforementioned creation of the wholly owned subsidiary of Amazonas Energia will occur at the Extraordinary General Meeting of Amazonas Energia, having no impact on the consolidated financial statements of Eletrobras, there is no effect of Article 137 of Law 6.404/76 for shareholders of Eletrobras .

Rio de Janeiro, April 05, 2013

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.